

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2023

Todd Fruchterman
Chief Executive Officer
Butterfly Network, Inc.
1600 District Avenue
Burlington, Massachusetts 01803

      Re: Butterfly Network, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2021
          Filed February 28, 2022
          Response Dated December 16, 2022
          File No. 001-39292

Dear Todd Fruchterman :

      We have reviewed your response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to the comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Management's Discussion and Analysis of Financial Conditions and Results of Operations
Non-GAAP Financial Measures, page 73

1.   We note your response to comment 1. We see from your response that you will remove the non-recurring categorization for losses on purchase commitments and inventory write-downs in future filings. Please explain to us your consideration of the guidance in Item 10(e)(1)(ii)(b) of Regulation S-K and Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures in determining why you believe these adjustments, which appear to be costs incurred in the ordinary course of your business, are appropriate.

You may contact Christie Wong at 202-551-3684 or Julie Sherman, Senior Accountant, at 202-551-3640 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services